

July 9, 2007

Via U.S. Mail and Facsimile at (615) 244-6804

Donald R. Moody
Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, TN 37219

Re: Symbion Inc.
        Schedule 13E-3/A filed on June 21, 2007 by Symbion, Inc. *et al.*
        File No. 5-80262

        PRER14A filed on June 21, 2007 by Symbion, Inc.
        File No. 0-50574

Dear Mr. Moody:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the revised filings listed above and the response letter that accompanies them. We have the following additional comments on your revised materials.

PRER14A – General

Special Factors – Background of the Merger, page 15

1. Refer to comment 6 in our prior comment letter dated June 12, 2007. Expand the disclosure you added in response to that comment (at the bottom of page 15 of the revised proxy statement), to describe the reasons provided by the Remaining Sponsor to explain why it elected to terminate discussions with the Company. If no reasons were provided, so state.

2. See our last comment above. As to all other parties with whom the Company had discussions concerning a transaction referenced in the Background section, provide similar disclosure concerning the reasons cited by that party or the Company in terminating discussions or negotiations. If no reasons were provided, so state. See for example, the other party referenced in the last paragraph on page 15 of the revised proxy statement, carrying over onto the following page, and the parties referenced in the last paragraph of this section on page 18.

3. Refer to comment 9 in our prior comment letter and your revised disclosure on page 15 in response to that comment. Your response does not explain *why* the Company chose to seek a financial but not a strategic buyer at that time. Please clarify.

4. Refer to the new disclosure at the top of page 16 of the revised proxy statement (added in response to comment 11 in our prior comment letter). Expand the discussion of the "strategic opportunities" the Company pursued after the termination of the discussions with the "other company" referenced in the first paragraph on page 16. Please be specific.

Purpose and Reasons for the Buying Group for the Merger; Position as to Fairness, page 28

5. Refer to comment 17 in our prior comment letter. In response to that comment, you note that Crestview retained Merrill Lynch to act as its advisor in connection with this going private transaction but assert that Merrill Lynch "did not prepare any report that is materially related to the transaction within the meaning of Item 1015 of Regulation M-A." Please provide supplementally any written materials provided by Merrill to any members of the Buying Group so that we may understand the basis for your determination that such materials are not materially related. In addition, provide your legal analysis on this point.

6. Refer to our last comment above. Note that Item 1015 of Regulation M-A encompasses both oral and written reports, and generally includes any discussions or contacts between the filing person on a Schedule 13E-3 and its fairness advisor that are materially related to the going private transaction. Your response to comment 17 in our prior comment letter seems to address only written reports provided by Merrill. Add a section in the revised proxy statement to describe in considerable detail any oral reports or presentations provided by Merrill to the members of the Buying Group in connection with this transaction.

Other Important Information Concerning Symbion – Selected Historical Financial Information, page 69

7. We note your response to comment 23 in our prior comment letter. However, you must provide the ratio of earnings to fixed charges data we requested. The reference in Item 1010(c) of Regulation M-A to ratio of earnings to fixed charges computed in a manner consistent with Item 503(d) of Regulation S-K does not mean that such data must be included solely when required by Item 503(d). Rather, the reference to Item 503(d) is intended to provide computational guidance only. Please provide the ratio of earnings to fixed charges disclosure initially requested.

Closing Comments

Please revise your filings in response to the comments above. If you do not agree with a comment, explain why in your response letter filed via EDGAR. Please do not hesitate to contact me with any questions at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions